EXHIBIT 99.1

Caledonia Mining Corporation Plc: Clarification of ex-dividend dates in respect of quarterly dividend announced on April 4, 2022

ST HELIER, Jersey, April 07, 2022 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) announced on April 4, 2022 that the Board of Directors had declared a quarterly dividend of 14 United States cents (US$0.14) on each of the Company's shares. The relevant dates relating to the dividend were announced as follows:

  Ex-dividend date: April 14, 2022
  Record date: April 19, 2022
  Payment date: April 29, 2022

Caledonia clarifies that the ex-dividend date above is in respect of the trading of shares on AIM of the London Stock Exchange plc only.

The ex-dividend dates for trading on NYSE American LLC (“NYSE”) and the Victoria Falls Stock Exchange (“VFEX”) are as follows, due to bank holidays and settlement dates in those jurisdictions being different from those in London:

  Ex-dividend date (NYSE): April 18, 2022
  Ex-dividend date (VFEX): April 13, 2022

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793
WH Ireland Adrian Hadden/ Jessica Cave/ Andrew De Andrade Liberum Capital Limited Scott Mathieson/Kane Collings	Tel: +44 20 7220 1751 Tel: +44 20 3100 2000
BlytheRay Financial PR Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77280 2131